SAND Technology Inc.

NOTICE TO READERS OF THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS :

The unaudited interim condensed consolidated financial statements of SAND Technology Inc. as at and for the three-month and six-month periods ended January 31, 2012 have not been reviewed by the Company’s external auditors.

SAND Technology Inc.
Quarterly Report
As at and for the Three-Month and Six-Month Periods Ended January 31, 2012

2

SAND Technology Inc.

Unaudited Interim Condensed Consolidated
Financial Statements as at and for the Three-
Month and Six-Month Periods
Ended January 31, 2012 and 2011

SAND Technology Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

	As at	As at	As at
	January 31,	July 31,	August 1,
	2012	2011	2010

ASSETS
Current Assets
Cash	$1,733,072	$810,745	$579,270
Accounts receivable	3,259,497	541,959	739,144
Research and development tax credits receivable (Note 10)	442,514	663,857	660,000
Prepaid expenses	191,002	117,305	74,541
	5,626,085	2,133,866	2,052,955

Capital assets, net	270,543	81,361	64,488

	5,896,628	2,215,227	2,117,443

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (Note 4)	594,368	776,623	984,149
Deferred revenue	727,820	1,179,652	1,135,814
Deferred lease inducements	-	-	19,558
Due to shareholders (Note 5)	63,331	1,425,945	896,369
	1,385,519	3,382,220	3,035,890

Deferred revenue	638,786	696,275	106,124
Due to shareholders (Note 5)	488,892	488,892	977,784
Convertible debentures (Note 6)	597,671	542,671	448,309
	3,110,868	5,110,058	4,568,107

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital (Note 8)	39,708,465	39,706,665	38,976,108
Equity component of convertible debentures (Note 6)	446,027	446,027	446,027
Contributed surplus	2,390,606	2,168,606	1,063,902
Deficit	(39,759,338)	(45,216,129)	(42,936,701)
	2,785,760	(2,894,831)	(2,450,664)

	5,896,628	2,215,227	2,117,443

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

The interim condensed consolidated financial statements for the period (including comparatives) were approved and authorized for issuance by the Board of Directors on March 15, 2012.

On behalf of the Board of Directors,

/s/ George Wicker	/s/ P. Wayne Musselman
George Wicker, Director	P. Wayne Musselman, Director

SAND Technology Inc.
Consolidated Statement of Comprehensive Income (Loss)
(Expressed in Canadian Dollars, except for number of common shares)
(Unaudited)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	January 31,	January 31,	January 31,	January 31,
	2012	2011	2012	2011

Revenue	$698,245	$1,782,713	$1,298,586	$3,320,244

Cost of sales and product support	266,701	235,861	516,711	519,770

Gross profit	431,544	1,546,852	781,875	2,800,474

Operating expenses
Research and development costs, net (Note 10)	374,087	278,455	694,089	614,754
Sellling, general and administrative	1,371,369	1,570,724	2,639,295	2,608,258
	1,745,456	1,849,179	3,333,384	3,223,012

Operating loss	(1,313,912)	(302,327)	(2,551,509)	(422,538)

Foreign exchange loss	(33,334)	(32,860)	449,382	22,713
Interest expense (Note 4)	31,910	91,749	111,078	182,209
	(1,424)	58,889	560,460	204,922

Loss from continuing operations	(1,312,488)	(361,216)	(3,111,969)	(627,460)
Gain on sale of discontinued operations (Note 12)	-	-	8,505,838	-
Earnings from discontinued operations, net of tax (Note 12)	-	441,305	62,922	682,819

Net income (loss) and comprehensive income (loss)	$(1,312,488)	$80,089	$5,456,791	$55,359

Basic income (loss) per share	$(0.07)	$0.01	$0.28	$0.00
From continuing operations	$(0.07)	$(0.02)	$(0.17)	$(0.04)
From discontinued operations	$-	$0.03	$0.45	$0.04

Diluted income (loss) per share		$0.00	$0.20	$0.00
From continuing operations		$(0.02)	$(0.11)	$(0.03)
From discontinued operations		$0.02	$0.31	$0.03

Basic weighted average number of common shares	19,135,129	15,889,620	19,135,129	15,889,620

Diluted weighted average number of common shares		24,223,472	27,398,932	24,223,472

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

SAND Technology Inc.
Consolidated Statement of Shareholders’ Equity (Deficiency
(Expressed in Canadian Dollars, except for number of common shares)
(Unaudited)

	Share Capital
			Equity
	Number of		component of			Shareholders'
	class "A"		convertible	Contributed		equity
	common shares	Amount	debentures	surplus	Deficit	(deficiency)

Balance as at August 1, 2010	15,889,620	$38,976,108	$446,027	$1,063,902	$(42,936,701)	$(2,450,664)

Net income and total comprehensive income					101,007	101,007
Stock-based compensation				298,216		298,216

Balance as at January 31, 2011	15,889,620	38,976,108	446,027	1,362,118	(42,835,694)	(2,051,441)

Balance as at July 31, 2011	19,116,636	$39,706,665	$446,027	$2,168,606	$(45,216,129)	$(2,894,831)

Net profit and total comprehensive income					5,456,791	5,456,791
Issuance of common shares in settlement of employment obligations	75,000					-
Exercise of stock options	180,000	1,800				1,800
Stock-based compensation				222,000		222,000

Balance as at January 31, 2012	19,371,636	$39,708,465	$446,027	$2,390,606	$(39,759,338)	$2,785,760

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

SAND Technology Inc.

Consolidated Statement of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	January 31,	January 31,	January 31,	January 31,
	2012	2011	2012	2011

OPERATING ACTIVITIES
Net income (loss)	$(1,312,488)	$80,089	$5,456,791	$55,359
Adjustment for non-cash and other items
Amortization of capital assets	13,324	12,899	25,787	25,832
Gain on sale of discontinued operations	1,529,605	-	(2,479,015)	-
Stock-based compensation	178,000	328,869	222,000	343,864
Bank and interest charges paid	4,410	2,905	9,263	6,611
Accretion of debt component of convertible debentures	27,500	21,522	55,000	43,044
Amortization of deferred lease inducement	-	(7,334)	-	(14,668)
Changes in working capital items
Accounts receivable	(1,532,998)	(2,546,638)	(6,156,370)	(2,557,525)
Research and development tax credits receivable	(57,500)	243,643	221,344	161,143
Prepaid expenses	9,447	22,360	(73,321)	(48,262)
Accounts payable and accrued liabilities	(382,121)	285,009	(140,413)	512,689
Deferred revenue	8,214	813,115	(523,311)	706,592
Cash flows from operating activities	(1,514,607)	(743,561)	(3,382,245)	(765,321)

INVESTING ACTIVITIES
Purchase of capital assets	(41,961)	(3,785)	(214,969)	(3,785)
Cash flows from investing activities	(41,961)	(3,785)	(214,969)	(3,785)

FINANCING ACTIVITIES
Financing interest paid	(4,410)	(2,905)	(46,763)	(6,611)
Due to shareholders	-	-	-	41,728
Repayments of due to shareholders	-	55,001	(1,352,621)	-
Proceeds from sale of discontinued operations	1,529,605	-	5,931,138	-
Advances from private investors	-	-	-	406,829
Exercise of stock options	1,800		1,800
Repayment of bridge loan	(1,000,000)	-	-	-
Cash flows from financing activities	526,995	52,096	4,533,554	441,946

Effect of exchange rate changes on cash	(43,082)	(33,930)	(14,013)	(14,434)

Net increase in cash	(1,072,655)	(729,180)	922,327	(341,594)

Cash, beginning of period	2,805,727	966,856	810,745	579,270

Cash, end of period	$1,733,072	$237,676	$1,733,072	$237,676

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

1 - NATURE AND GENERAL BUSINESS DESCRIPTION

Sand Technology Inc. (the “Company”) is the ultimate parent company. It is domiciled in Canada and is a federally incorporated company under the Canada Business Corporations Act. The Company maintains its registered office in Westmount, Quebec, Canada. Sand Technology Inc. is a publicly-traded company listed on the Over-the-Counter (“OTC”) Bulletin Board in the United States under the symbol ‘SNDTF’. The Company’s fiscal year end is July 31.

SAND Technology Inc. and its wholly-owned subsidiaries are involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a small footprint and enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND/DNA Product Suite, are designed to provide an efficient and cost effective way for business users to make fast, easy and efficient inquiries of large databases without the intervention of specialist information technology professionals.

2 - SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation and Statement of Compliance

The interim unaudited condensed consolidated financial statements present the Company’s consolidated balance sheets as at January 31, 2012, July 31, 2011 and August 1, 2010, as well as its statements of consolidated comprehensive income (loss), changes in shareholders’ equity (deficiency) and cash flows for the three months and six months ended January 31, 2012 and 2011. These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the accounting policies the Company expects to adopt in its consolidated financial statements for the year ended July 31, 2012. Those accounting policies are based on the IFRS standards and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) that the Company expects to be applicable as at July 31, 2012. These policies set out below have been consistently applied to all periods presented unless otherwise noted below. They are presented in Canadian dollars, which is the Company’s presentation currency.

As these interim condensed consolidated financial statements represent the Company’s initial reporting year of presentation of its results and financial position under International Financial Reporting Standards (“IFRS”), they have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards. Further, the financial statements have been prepared in accordance with the accounting policies the Company expects to use in its annual financial statements for the year ending July 31, 2012. These policies set out below have been consistently applied to all periods presented unless otherwise noted below.

Until July 31, 2011, the Company’s consolidated financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) that applied prior to the convergence to IFRS. In preparing these interim condensed consolidated financial statements, management has amended certain recognition and measurement methods to comply with IFRS. The comparative figures for 2011 were restated to reflect these adjustments. The interim condensed consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended July 31, 2011. Further, information considered material to the understanding of the Company’s interim condensed consolidated financial statements and which is normally included in the annual consolidated financial statements prepared in accordance with IFRS is provided in Note 14. Note 14 includes only those notes where the information presented has changed significantly from the information presented in the most recent annual financial statements prepared under Canadian GAAP. For notes where the information has not significantly changed, the current interim condensed financial statements only provide an update of that information.

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 14 to these interim condensed consolidated financial statements.

b) Basis of Measurement

These interim condensed consolidated financial statements have been prepared on the historical cost basis except for financial assets defined under IFRS as assets measured at fair value through profit and loss (“FVTPL”) which are measured at fair value.

c) Critical Accounting Estimates, Judgements and Assumptions

The preparation of these interim condensed consolidated financial statements in conformity with IFRS requires management to make certain critical accounting estimates, judgements and assumptions about the recognition and measurement of assets, liabilities, income and expenses. The carrying amount of assets, liabilities, accruals, provisions, contingent liabilities, other financial obligations, as well as the determination of fair values, reported income and expense in these consolidated financial statements depends on the use of estimates, judgements and assumptions. IFRS also requires management to exercise judgement in the process of applying the Company’s accounting policies. These estimates, judgements and assumptions are based on the circumstances and estimates at the date of the consolidated financial statements and affect the reported amounts of income and expenses during the reporting periods. Given the uncertainty regarding the determination of these factors, actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant items impacted by such estimates and judgements are outlined below. The foregoing list is not exhaustive and other items may also be affected by estimates, judgements and assumptions.

Leases
In applying the classification of leases in IAS 17, Leases, management considers its leases of buildings and equipment as operating leases. In some cases, the lease transaction is not always conclusive, and management uses judgement in determining whether the leases is a finance lease agreement that transfers substantially all the risks and rewards incidental to ownership.

Research and development tax credits
The Company’s management monitors whether the recognition requirements for research and development tax credit receivable continue to be met. The Company has made estimates of the recoverable amounts but research and development tax credits must be examined and approved by the tax authorities and the amount allowed may differ from the amount recorded.

Useful lives of depreciable assets
Management reviews the useful lives of depreciable assets at each reporting date based on the expected utility of the assets to the Company. The carrying amounts are analysed based on management’s estimates, judgements and assumptions but actual results may vary due to technical obsolescence.

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

Share-based payments
The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Company has made estimates as to the volatility of its own shares, the life of stock options and warrants granted and the time-period of exercise of those stock options and warrants. The model used by the Company is the Black-Scholes valuation model.

d) Basis of Consolidation

The consolidated financial statements include the accounts of the parent Company and its wholly-owned subsidiaries, Sand Technology Deutschland GmbH, located in Germany, Sand Technology Limited, located in the United Kingdom, Sand Technology Ireland Limited, located in Ireland, and Sand Technology Corp. and STSI Licensing, LLC, located in the United States and Sand Technology Pty Ltd, located in Australia.

All subsidiaries have a reporting date identical to that of the parent Company. Amounts reported in the financial statements of the subsidiaries follow the same accounting policies adopted by the parent Company.

All intercompany transactions and accounts have been eliminated on consolidation.

e) Cash and Cash Equivalents

Cash includes cash on hand and demand deposits. The Company considers all highly liquid investments, with a maturity of three months or less, to be cash equivalents. There were no cash equivalents as of January 31, 2012, July 31, 2011 and August 1, 2010.

f) Accounts Receivables

Impairment of trade receivables is constantly monitored. Evidence of impairment may occur when the financial difficulties of a debtor become known or payment delays occur. Impairments are based on historical values, observed customer solvency, the aging of trade receivables and customer-specific and industry risks. In addition, the Company reviews external credit ratings as well as bank and trade references when available. As at January 31, 2012, July 31, 2011 and August 1, 2010, the provision for doubtful accounts was nil.

g) Capital Assets

Capital assets are recorded at cost less accumulated amortization and provisions for write-downs. When the cost of a part of an item of capital assets is significant in relation to the total cost of an item and the items have different useful lives, they are accounted for as separate items (major components) of capital assets.

Amortization is calculated using the straight-line method to write-down the cost to its estimated residual value, with a constant charge over the estimated useful lives of the assets as follows:

Furniture and equipment	5 years
Computer equipment	3 years
Research and development equipment	3 years
Leasehold improvements	Lease term of 10 years

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

Material residual value estimates and estimates of useful life are updated as required, but at least annually, whether or not the asset is revalued.

h) Impairment of Capital Assets

Assets are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Assets are assessed at the end of each reporting period to determine if any indication of impairment exists. If any such indication exists, the Company estimates the recoverable amount of the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash flows of other assets. The recoverable amount is the higher of fair value less costs to sell (“FVLCS”) and value in use (“VIU”). Recoverability is measured by comparing the carrying amount of the asset to the higher of its FVLCS and its VIU. VIU is calculated using the estimated discounted future cash flows expected to be generated by the asset. The estimation and discounting of cash flows involves key assumptions that consider all information available on the respective testing date. Management uses its judgment, considering past and actual performance as well as expected developments in the respective markets and in the overall macro-economic environment and economic trends to model and discount future cash flows. The Company estimates FVLCS based upon current prices for similar assets. If the carrying amount of the asset exceeds its estimated recoverable amount, the difference is recognized as an impairment charge. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the cash-generating unit’s recoverable amount exceeds its carrying amount.

i) Leased Assets

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments under an operating lease are charged to the consolidated statement of comprehensive income on a straight-line basis over the period of the lease. Related expenses, such as maintenance and insurance, are charged to income as incurred.

j) Accounts Payable and Accrued Liabilities

Accounts payables are obligations to pay for goods or services that have been acquired in the normal course of business. Accounts payable and accrued liabilities are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Accounts payables and accrued liabilities are recognized initially at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method.

k) Basic and Diluted Income (Loss) per Common Share

Basic net income (loss) per share (“Basic EPS”) and is computed by dividing net income (loss) available to common shareholders of the parent company by the weighted average number of common shares outstanding for the period.

Diluted earnings per share is computed by dividing adjusted net income available to common shareholders of the parent company by the weighted average number of common shares outstanding adjusted for the effects of all dilutive common share issuances. Dilutive common share issuances shall be deemed to have been converted into ordinary shares at the beginning of the period.

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

For the purpose of calculating diluted loss per share, the Company shall assume the exercise of dilutive stock options, warrants, debt conversion and interest expense paid in kind. The assumed proceeds from these instruments shall be regarded as having been received from the issue of common shares at the average market price of common shares during the period. The convertible debenture is antidilutive whenever its interest (net of tax and other changes in income or expense) per common share obtainable on conversion exceeds basic earnings per share. A net loss was reported during the interim period of 2011, and accordingly, in that period, the denominator for the Basic EPS calculation was equal to the weighted average of outstanding shares with no consideration for stock options, warrants, debt conversion and interest paid in kind to acquire shares of the Company's common stock because to do so would have been anti-dilutive.

The following number of stock options, share awards, share warrants, shares issuable upon conversion of the convertible debentures and interest payable in kind were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented:

	January 31,	July 31,	August 1,
	2012	2011	2010

Stock options	3,629,083	3,473,583	357,000
Share awards	-	-	302,500
Warrants	1,857,147	1,857,147	1,899,715
Convertible debentures, principal	2,228,000	2,228,000	2,228,000
Convertible debentures, interest	549,573	460,453	282,213

	8,263,803	8,019,183	5,069,428

l) Income Taxes

The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. However, deferred tax is not provided on the initial recognition of goodwill, or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. Deferred tax liabilities are always provided for in full. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to set off current tax assets and liabilities from the same taxation authority.

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

m) Deferred Lease Inducements

Deferred lease inducements are being amortized on a straight-line basis over the term of the lease as a reduction of lease expense.

n) Convertible Debentures

The component parts of compound financial instruments (convertible debenture) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The conversion option that will be settled by the exchange of a fixed amount of cash for a fixed number of the Company’s own equity instruments is classified as an equity instrument.

At the date of issue, the liability component is recognized at fair value, which is estimated using the prevailing market interest rate for similar non-convertible instruments. Subsequently, the liability component is measured at amortized cost using the effective interest method until extinguished upon conversion or at maturity.

The value of the conversion option classified as equity is determined at the date of issue by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This amount is recognized in equity, net of income tax effects, and is not subsequently re-measured. When and if the conversion option is exercised, the equity component of convertible debentures will be transferred to share capital. If the conversion option remains unexercised at the maturity date of the convertible debenture, the equity component of the convertible debentures will be transferred to contributed surplus. No gain or loss is recognised upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible debenture are allocated to the liability and equity components in proportion to the initial carrying amounts. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortised over the lives of the convertible debenture using the effective interest method.

o) Shareholders’ Equity (Deficiency)

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs

Contributed surplus includes amounts related to stock options and warrants until such equity instruments are exercised in which case the amounts are transferred to share capital. Contributed surplus also includes equity component of convertible debentures when the conversion option remains unexercised at the maturity date of the convertible debentures.

Deficit includes all current and prior period retained profits or losses.

Proceeds from unit placements are allocated between shares and warrants issued according to their relative fair value, using the Black-Scholes option pricing model to determine the fair value of the warrants, and using the quoted price of existing shares at the time of issuance to determine the fair value of the shares.

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

p) Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. Transactions denominated in currencies other than the functional currency are converted into Canadian dollars using the exchange rate in effect at the date of the transaction or the average rate for the period in the case of recurring revenue and expense transactions. Monetary assets and liabilities are revalued into the functional currency at each balance sheet date using the exchange rate in effect at the balance sheet date, with any resulting exchange gains or losses being credited or charged to the in profit or loss. Non-monetary assets and liabilities are recorded in the functional currency using the exchange rate in effect at the date of the transaction and are not revalued for subsequent changes in exchange rates.

q) Revenue Recognition

The Company generates revenues principally through the sale of software licences and services. Software licence revenues are normally generated from licensing the perpetual use of the Company’s software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Company’s products.

Revenue from the sale of software licence agreements is recognized upon delivery of the software if persuasive evidence of an arrangement exists, collection is probable and the fee is fixed or determinable. Sale of software is recognised when the Company has transferred to the buyer the significant risk and rewards of ownership of the good supplied. Significant risks and rewards are generally considered to be transferred to the buyer when the customer has taken undisputed delivery of the goods.

Revenues from maintenance services for licences previously sold and implemented are recognized over the term of the contract.

Revenues from sales with extended payment terms are recognized when collectability is reasonably assured.

Revenues from consulting and training services not considered as a part of the implementation of software licences are recognized as the services are provided.

Amounts received in advance of the delivery of products or of the performance of services are classified as deferred revenue. Revenues recognized in advance of invoicing to the customer are recorded as unbilled receivables where the collection of the receivable is probable.

r) Share Issuance Costs

Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations.

s) Financing and Transaction Costs

Finance costs encompass interest expense on financial liabilities and accretion expense on convertible debentures. Finance costs that are directly attributable to the acquisition of a qualifying asset that necessarily take a substantial period of time to get ready for their intended use are capitalized as part of the cost of that purchase, until such time as the assets are substantially ready for their intended use. Transaction costs, such as legal fees, that are directly attributable to the acquisition of financial assets or incurrence of financial liabilities are recorded directly in profit and loss.

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

t) Research and Development Costs

Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under IFRS for deferral and amortization. The Company has not deferred any such development costs to date. Related tax credits are recorded in accordance with IAS 20 as a reduction of research and development costs in the year that they are earned. These tax credits are periodically examined by the tax authorities and, as a result of such examinations, the amounts ultimately granted may differ from the amounts recorded.

u) Share-Based Payments

The Company operates equity-settled share-based payments plans for its eligible executive officers, directors, full-time employees and consultants. None of the company’s plans feature any options for a cash settlement.

All goods and services received in exchange for the grant of any share-based payments are measured at their fair values, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity shall measure their value indirectly by reference to the fair value of the equity instruments granted.

All equity-settled share-based payments are ultimately recognized as an expense in the profit or loss with a corresponding credit to Contributed surplus, in equity.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting year, based on the best available estimate of the number of share options expected to vest. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior periods if share options ultimately exercised are different to that estimated on vesting.

Company accounts for stock-based compensation in accordance with IFRS 2, “Share-based Payment”, which requires companies to recognize the cost of such awards of equity instruments made to employees, officers and directors, including stock options and share awards related to employee stock purchase plans, on the date of grant using an option valuation model. The value of the award that is ultimately expected to vest is recognized as an expense, using graded vesting, over the requisite service periods, with a corresponding increase in equity. The Company uses the Black-Scholes option valuation model to determine the fair value of the stock-based compensation that it grants to employees and non-employees. The Black-Scholes option valuation model was developed for use in estimating the fair value of short-term traded options that have no vesting restrictions and are fully transferable. The Company is required to make certain assumptions in connection with this determination, the most important of which involves the calculation of volatility with respect to the price of its common stock, dividend yield and expected return. The computation of volatility is intended to produce a volatility value that is representative of the Company’s expectations about the future volatility of the price of its common stock over an expected term. The Company used its share price history to determine volatility and cannot predict how the price of its common shares of common stock will react on the open market in the future. As a result, the volatility value that the Company calculated may differ from the future volatility of the price of its shares of common stock.

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

For amounts that have been recognized related to options not yet vested that are subsequently forfeited, the amounts recognized as expenses and equity are reversed.

Upon the exercise of stock options, any consideration received and the amounts previously recorded under stock-based compensation, within contributed surplus, are credited to share capital. Upon the issuance of shares resulting from share awards, amounts previously recorded under stock-based compensation, within contributed surplus, are credited to share capital.

v) Guarantees

In the normal course of its operations, the Company enters into agreements that contain certain features which meet the definition of a guarantee.

Certain agreements with customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Company to compensate a third party for certain damages and losses incurred as a result of third-party intellectual-property claims arising from these agreements.

The nature of these obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such obligations.

w) Financial Assets and Liabilities

Recognition, initial measurement and de-recognition

Financial assets and financial liabilities are recognised when the Company becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transactions costs, except for those carried at fair value through profit or loss which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.

Classification and subsequent measurement of financial assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

  loans and receivables
  financial assets at fair value through profit or loss (FVTPL)

All financial assets except for those at FVTPL are subject to review for impairment at least at each reporting date to identify whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below. All income and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items, except for the impairment of trade receivables which is presented within other expenses.

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortised cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Company’s cash, trade and most other receivables fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Financial assets at FVTPL
Financial assets at FVTPL include financial assets that are either classified as held for trading or that meet certain conditions and are designated at FVTPL upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply. Assets in this category are measured at fair value with gains or losses recognised in profit or loss. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists.

Classification and subsequent measurement of financial liabilities
The Company’s financial liabilities include accounts payable and accrued liabilities, except sales tax payable, due to shareholders and convertible debentures. Financial liabilities are measured subsequently at amortised cost using the effective interest method,

(i) Non-derivative financial assets

Financial Assets	Initial Measurement	Subsequent Measurement
Cash and cash equivalents	Fair value	Amortized cost
Accounts receivable	Fair value	Amortized cost

(ii) Non-derivative financial liabilities

Financial Liabilities	Initial Measurement	Subsequent Measurement
Accounts payable and accrued liabilities	Fair value	Amortized cost
Due to shareholders	Fair value	Amortized cost
Convertible debentures	Fair value	Amortized cost

x) Fair Value Measurements

The Company determines fair value using a fair value hierarchy that distinguishes between market participant assumptions developed based on market data (observable inputs) obtained from sources independent of the reporting entity, and a reporting entity’s own assumptions (unobservable inputs) about market participant assumptions developed based on the best information available in the circumstances.

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the Company’s principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date, essentially the exit price.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by the Company.

The levels of fair value hierarchy are as follows:

  Level one – Unadjusted quoted market prices in active markets for identical assets or liabilities;
  Level two – Inputs other than level one inputs that are either directly or indirectly observable; and
  Level three – Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Level 1 financial instruments are valued based on quoted market prices in active markets. Level 2 financial instruments are valued based on quoted prices in markets that are not active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

y) Reconciliation of IFRS to U.S. GAAP

Certain IFRS principles, and previously Canadian generally accepted accounting principles (“Canadian GAAP”), used in these consolidated financial statements differ from accounting principles generally accepted in the United States of America (“U.S. GAAP”). A reconciliation is prepared as part of the annual financial statements of the Company only. Reference is made to Note 20 of the most recent annual consolidated financial statements of the Company for the year ended July 31, 2011 for such reconciliation between Canadian GAAP, applied in the preparation of the consolidated financial statements for the year ended July 31, 2011, and U.S. GAAP.

z) Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

At the date of authorization of these interim condensed consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company.

Management anticipates that all of the relevant pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

Financial Instruments
IFRS 9 Financial Instruments (IFRS 9)
The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and de-recognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning January 1, 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed. The Company’s management have yet to assess the impact of this new standard on the Group’s consolidated financial statements. However, they do not expect to implement IFRS 9 until all of its chapters have been published and they can comprehensively assess the impact of all changes.

Consolidation Standards
A package of consolidation standards are effective for annual periods beginning or after 1 January 2013. Information on these new standards is presented below. The Company’s management have yet to assess the impact of these new and revised standards on the Company’s consolidated financial statements.

IFRS 10 Consolidated Financial Statements (IFRS 10)
IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation – Special Purpose Entities. It revised the definition of control together with accompanying guidance to identify an interest in a subsidiary. However, the requirements and mechanics of consolidation and the accounting for any non-controlling interests and changes in control remain the same.

IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)
IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities.

IFRS 13 Fair Value Measurement (IFRS 13)
IFRS 13 does not affect which items are required to be fair-valued, but clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It is applicable for annual periods beginning on or after 1 January 2013. The Company’s management have yet to assess the impact of this new standard.

3 – INFORMATION ON EARNINGS

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	January 31,	January 31,	January 31,	January 31,
	2012	2011	2012	2011
Interest expense
Accretion of debt component of convertible debentures	$27,500	$21,522	$55,000	$43,044
Interest expense - due to shareholders	-	67,322	46,815	132,554
Interest expense - other	4,410	2,905	9,263	6,611

	$31,910	$91,749	$111,078	$182,209

Amortization expense of capital assets for the three-month and six-month periods ended January 31, 2012 and 2011 amounted to $13,324 and $25,787, respectively, and $12,899 and $25,832, respectively.

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

4 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	January 31,	July 31,	August 1,
	2012	2011	2010

Trade accounts payable and accrued liabilities	$454,193	$690,282	$834,371
Salaries and commission payable	204,444	74,952	57,186
Sales tax payable	- 64,269	11,389	66,884
Advance from a private investor	-	-	25,708

	$594,368	$776,623	$984,149

The advance from a private investor was settled as part of the private placement completed on March 17, 2011 (Note 8b)).

5 - DUE TO SHAREHOLDERS

	January31,	July 31,	August 1,
	2012	2011	2010
Loan from the Chief Executive Officer, repayable on demand, bearing interest at 10%, interest payable monthly (a)	$-	$22,014	$300,893
Loan from a significant shareholder, bearing interest at 15%, interest payable semi-annually, principle of $488,892 payable annually starting January 1, 2011, maturing on January 1, 2013 (b)	552,223	1,685,411	1,407,874
Compensation payable to a significant shareholder (d)	-	165,386	165,386
Due to a significant shareholder under a consulting agreement (c)	-	42,026	-
	552,223	1,914,837	1,874,153
Less: Current portion	63,331	1,425,945	896,369
	$488,892	$488,892	$977,784

(a)

During fiscal year 2011 and fiscal year 2010, the Company obtained various loans from the Chief Executive Officer, who is also a shareholder, in the form of Promissory Notes for a total amount of $341,621 (U.S.$325,000) (2011: $41,728 (U.S.$40,000); 2010: 299,893 (U.S.$285,000)). Under the terms of the Promissory Notes, the amounts are repayable within 30 days of receipt of a written demand from the noteholder. The Promissory Notes bear interest at 10% payable on the last business day of each calendar month. As at July 31, 2010, an amount of $300,893 (U.S.$287,847), including accrued interest of $2,927 (U.S.$2,847), was outstanding on the Promissory Notes. During the year ended July 31, 2011, a private placement was completed (Note 9) which converted the principal value amounting to $341,621 (U.S.$325,000) of the Promissory Notes. As at January 31, 2012, an amount of accrued interest of nil was outstanding (July 31, 2011 - $22,014 (U.S.$23,040); August 1, 2010 - nil).

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

(b)

During fiscal year 2009, the Company formalized the conditions pertaining to a loan obtained from a significant shareholder. The loan originated from amounts owed by the Company to the shareholder by virtue of his previous employment contracts as President and Chief Executive Officer. The significant shareholder ceased to be President and Chief Executive Officer on October 31, 2009. The total amount owing under the loan agreement as at October 31, 2009 was $1,466,677. Under the terms of the loan agreement, the loan is repayable in three (3) principal annual instalments of $488,892 over 3 years on January 1, 2011, 2012 and 2013. The loan bears interest at 15% that is payable semi-annually on January 1 and June 30 of each year. The amount may be prepaid at any time by the Company without penalty. In the event of default to pay an amount when due, the significant shareholder shall have the right to convert all outstanding amounts owed to him hereunder into common shares of the Company based on the average closing price of the shares on the OTC Bulletin Board for the month immediately preceding the month in which such right is exercised. In addition and also upon default, the significant shareholder shall have the right to require the Company to purchase all common shares in the capital stock of the Company owned directly or indirectly by the significant shareholder at a purchase price per share equal to the greater of:

i)	the average closing price of the shares on the OTC Bulletin Board over the previous 30-day period plus 15%, or
ii)	the book value of the shares as determined by the auditors of the Company.

As at July 31, 2011, the Company was in default as it did not make its January 1, 2011 installment. However, a Standstill Agreement was signed between the Company and the significant shareholder, effective February 1, 2011, and the default was cured during the three months ended October 31, 2011 as the Company paid the significant shareholder a pro-rata amount of $1,329,781 from the initial proceeds received on the transaction described in Note 13.

As at January 31, 2012, an amount of $552,223 (July 31, 2011 - $1,685,411), including accrued interest of $78,938 (July 31, 2011 - $481,751), was outstanding under the loan agreement.

In conjunction with the original loan agreement, the Company also issued 103,061 warrants to the significant shareholder, with each warrant entitling the holder to purchase one class "A" common share of the Company at a price of US$0.44 per share and each warrant being valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the debt and equity components of the shareholder loan. It was determined that the value of the debt component would comprise the entire face value of the loan since the loan had no maturity date. Hence, the value of the equity component was determined to be nil. These warrants expired during the fiscal year 2010.

(c)

The Company, effective November 1, 2009, also signed a consulting agreement and a marketing and sales assistance agreement with the former President and Chief Executive Officer. The consulting agreement provides for a fixed payment on the first of each month in the amount of $21,013 and expired on October 31, 2011. Payments made under the consulting agreement during the three months ended October 31, 2011 amounted to $105,065 (three months ended October 31, 2010 - $93,039) with a balance owing at January 31, 2012 of nil. Payments made under the consulting agreement during the year ended July 31, 2011 amounted to $210,130 with a balance owing at July 31, 2011 of $42,026 (August 1, 2010 – nil).

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

Under the marketing and sales assistance agreement, the Company and the former President and Chief Executive Officer may identify prospective customers for the Company`s products and agree to designate such prospects as a registered opportunity. The marketing and sales assistance agreement provides for the payment of funds based on a percentage of sales proceeds received from a registered opportunity and which were received within a stipulated period following the date of registration of the opportunity. The marketing and sales assistance agreement expired on October 31, 2010. There were no payments made under the marketing and sales assistance agreement during fiscal year 2011 or fiscal year 2010.

(d)

The former President and Chief Executive Officer was entitled to, under his previous employment contracts, bonuses based on the achievement of gross revenues resulting from the licensing, sale or other disposition of the Company’s Nucleus software products. The bonuses terminated effective October 31, 2009 when he ceased to be the President and Chief Executive Officer. As at January 31, 2012, July 31, 2011 and August 1, 2010, bonuses payable amounted to nil, $165,386 and $165,386, respectively.

During fiscal year 2008, an inter-creditor priority agreement was signed between the former President and Chief Executive Officer and significant shareholder (loans disclosed under b), c) and d) above) and the holders of the secured convertible debentures (collectively the “parties”), at the time when the Company issued the secured convertible debentures described in Note 8. The parties agreed that the sums owing under the secured convertible debentures will be paid by the Company to the convertible debenture holders in priority to the sums owed by the Company to the principal shareholder. Specifically, for every $2 paid to the convertible debenture holders, the Company shall remit $1 to the significant shareholder, representing the repayment of principal only. The inter-creditor priority agreement was amended on October 31, 2009 pursuant to which the parties agreed that the sums owing under the convertible debentures will be paid by the Company to the holders of the convertible debentures pari passu to the sums owing by the Company to the significant shareholder such that for every $1 paid to the convertible debenture holders, the Company shall remit $1 to the significant shareholder.

6 - CONVERTIBLE DEBENTURES

On April 18, 2008, the Company issued secured convertible debentures ("Convertible Debentures") on a private placement basis and received gross proceeds of $1,009,819 (U.S.$1,002,600) representing a total of 1,114 units. Each unit consists of one 8% Convertible Debenture due December 31, 2017, having a nominal value of U.S.$900, redeemable at the option of the Company if the bid price of the underlying common share has been above U.S.$1.50 for 60 consecutive trading days, and convertible at the option of the holder into class "A" common shares at U.S.$0.45 per share, and 1,000 share purchase warrants of the Company. Each warrant entitles the holder to purchase one additional common share (“Warrant Share”) of the Company at a price of U.S.$0.70 per warrant share at any time until the earlier of the close of business day which is thirty six (36) months from April 18, 2008 or the date on which the bid price of the stock has been above U.S.$1.50 for sixty (60) consecutive trading days. Interest is calculated at the rate of 8% per annum, payable in common shares at a rate of U.S.$0.45 per share. The interest is due on each conversion date (date when the principal amount is being converted) subsequent to January 1, 2009 or on the maturity date. The financing is secured by a first rank hypothec on all of the Company’s property and assets, movable and immovable, corporeal and incorporeal, present and future, for the principal accrued interest amounts. The proceeds from the private placement were used for marketing and advertising and for expansion of the business.

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

Certain warrant holders exercised their Warrant Shares associated with the secured convertible debentures prior to their expiry date of April 18, 2011. As a result of ratchet provisions contained in the warrant security, the exercise price was reduced from U.S.$0.70 per Warrant Share to CDN.$0.01 per Warrant Share. On May 5, 2011, the Company issued 613,000 common shares pursuant to the exercise of the Warrants for proceeds of $6,879 (U.S.$6,130) while 501,000 warrants expired.

For accounting purposes, the debenture contains both a debt component and an equity component being the share warrants, the conversion option and the interest payable in shares:

  The debt component of the Convertible Debentures was originally calculated using the present value of the cash flows of principal and interest payments using a discount rate of 15%. The amount calculated, at the issue date, for the carrying amount of the debt component was $260,377. The carrying value of the debt component is being accreted to its face value over its life to maturity. The accretion expense, being the amortization of the convertible debentures discount, is included in interest expense in the statement of operations. The debt issuance costs were expensed directly against net income. The amortization of the debt component of the convertible debentures for the three-month and six-month periods ended January 31, 2012 and 2011 was $27,500 and $55,000, respectively, and $21,522 and $43,044, respectively.

  The amount calculated for the carrying amount of the equity component, at the issue date, was $749,442, determined by deducting the carrying amount of the debt component from the gross proceeds received. The value of the equity component includes the fair value of the share warrants, the conversion option and the interest payable in shares. The fair value of the warrants was estimated at $303,415 and was recorded in contributed surplus. The fair value of the warrants at the time of issue the Convertible Debentures was estimated using the Black-Scholes option pricing model with the following assumptions:

Share price	$0.52
Dividend yield	–
Expected volatility	90%
Risk-free interest rate	3.25%
Expected life	3 years

The underlying expected volatility was determined by reference to history data of the Company's share over a period of 24 months. No special features inherent to the warrants granted were incorporated into measurement of fair value.

The remaining equity component balance, in the amount of $446,027, represents the fair value of the conversion option and the interest payable in shares and has been presented separately in shareholders’ deficiency.

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

7 – PRIVATE PLACEMENTS

a)

On November 6, 2009, the Company completed a Non-Brokered Private Placement Subscription Agreement (“Private Placement”) in the amount of $587,835 (U.S.$550,000) for Units in the Company at a price of U.S.$0.70 per Unit, resulting in the issuance of 785,715 Units. Each Unit consists of two class ”A” common shares and one share purchase warrant (“Warrant”) of the Company. Each Warrant entitles the holder to purchase one additional common share (“Warrant Share”) of the Company at a price of U.S.$0.50 per Warrant Share at any time until the earlier of the close of business day which is either thirty six (36) months from the closing date, November 6, 2009, or the date on which the bid price of the stock has been above U.S.$1.50 for sixty (60) consecutive trading days. The Company received $429,495 (U.S.$400,000) from private investors and $158,340 (U.S.$150,000) from the Chief Executive Officer. The Private Placement resulted in the issuance of 1,571,431 common shares and 785,715 warrants of the Company.

The Company allocated the proceeds from the issuance of the Units between the common shares and the warrants according to their relative fair value, using the Black-Scholes option pricing model to determine the fair value of the warrants. The fair value allocated to the common shares was estimated at $445,667 and was recorded in share capital. The fair value allocated to the warrants was estimated at $142,168 and was recorded in contributed surplus. The fair value of the warrants at the time of issue of the Private Placement was estimated using the Black-Scholes option pricing model with the following assumptions:

Share price	$0.50
Dividend yield	-
Expected volatility	103%
Risk-free interest rate	1.81%
Expected life	3 years

The underlying expected volatility was determined by reference to history data of the Company's share over a period of 24 months. No special features inherent to the warrants granted were incorporated into measurement of fair value.

b)

On March 17, 2011, the Company completed Non-Brokered Private Placement Subscription Agreement (“Private Placement”) in the amount of $775,073 (U.S.$750,000) for Units in the Company at a price of U.S.$0.70 per Unit, resulting in the issuance of 1,071,432 Units. Each Unit consists of two class ”A” common shares and one share purchase warrant (“Warrant”) of the Company. Each Warrant entitles the holder to purchase one additional common share (“Warrant Share”) of the Company at a price of U.S.$0.50 per Warrant Share at any time until the earlier of the close of business day which is either thirty six (36) months from the closing date, March 17, 2011, or the date on which the bid price of the stock has been above U.S.$1.50 for sixty (60) consecutive trading days. The Company received $448,558 (U.S.$425,000) from private investors and $326,515 (U.S.$325,000) from the Chief Executive Officer. The Private Placement resulted in the issuance of 2,142,864 common shares and 1,071,432 warrants of the Company.

The Company allocated the proceeds from the issuance of the Units between the common shares and the warrants according to their relative fair value, using the Black-Scholes option pricing model to determine the fair value of the warrants. The fair value allocated to the common shares was estimated at $579,175 and was recorded in share capital. The fair value allocated to the warrants was estimated at $195,898 and was recorded in contributed surplus. The fair value of the warrants at the time of issue of the Private Placement was estimated using the Black-Scholes option pricing model with the following assumptions:

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

Share price	$0.34
Dividend yield	-
Expected volatility	131%
Risk-free interest rate	1.28%
Expected life	3 years

The underlying expected volatility was determined by reference to history data of the Company's share over a period of 24 months. No special features inherent to the warrants granted were incorporated into measurement of fair value.

8 - SHARE CAPITAL

Authorized
     An unlimited number of class "A" common shares, without par value
     An unlimited number of class "B" common shares, without par value

Issued and outstanding
     19,371,636 class "A" common shares
     (July 31, 20111 - 19,116,636 common shares)
     (August 1, 2010 – 15,889,620 common shares)

2012 transactions

On January 18, 2012 and January 27, 2012, the Company issued 50,000 and 25,000 common shares, respectively, to current and former employees in settlement of employment obligations for nil consideration.

During the three months ended January 31, 2012, the Company issued 180,000 common shares upon the exercise of 180,000 stock options at an exercise price of $0.01 for proceeds of $1,800.

2011 transactions

During the six months ended January 31, 2011, the Company did not record any transactions that impacted share capital.

9 – STOCK OPTIONS, SHARE AWARDS AND WARRANTS

a) Stock Option Plans

The Company has three stock option plans:

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

1.	Under the 1996 Stock Incentive Plan, the Company may grant options to full-time employees up to a maximum of 1,100,000 class "A" common shares;

2.	Under the 1996 Stock Option Plan, the Company may grant options to its full-time employees and non- employee directors up to a maximum of 900,000 class "A" common shares.

3.

Under the 2010 Stock Incentive Plan, the Company may grant options or share awards to its full-time employees, executive officers, directors and consultants up to a maximum of 4,000,000 class “A” common shares.

Under the 1996 Stock Incentive Plan, the exercise price of each option for common shares may not be less than the closing price of the Common Shares on the trading day prior to the day the option is granted or, if there was no transaction on that day, the average of the bid and ask prices on that day, less any discount as determined by the Board of Directors within the extent permitted by the applicable regulatory provisions

Under the 1996 Stock Option Plan, the exercise price of each option for common shares may not be less than the price of the common shares as determined by the Board of Directors within the extent permitted by the applicable regulatory provisions.

Under the 2010 Stock Incentive Plan, the exercise price of each option for common shares shall be determined by the Board of Directors on the date the option is granted, provided that such price may not be less than U.S.$0.01 per common share.

Stock options vest as stipulated in the stock option agreement and, under the 2010 Stock Incentive Plan, have a maximum term of 10 years. Stock options issued under the 1996 Stock Incentive Plan and the 1996 Stock Option Plan have a maximum term of 20 years.

The following table summarizes information about the Company’s stock options as of January 31, 2012:

	January 31, 2012		July 31, 2011		August 1, 2010
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price
		(U.S. dollars)		(U.S. dollars)		(U.S. dollars)

Options outstanding, beginning of period	3,473,583	0.11	357,000	1.00	551,000	0.98
Granted	692,500	0.01	3,295,756	0.01	-	-
Exercised	(180,000)	(0.01)	(60,000)	(0.01)	-	-
Expired	-	-	(27,310)	(0.01)	(21,000)	(4.97)
Forfeited	-	-	(91,863)	(0.01)	(173,000)	(1.00)

Options outstanding , end of period	3,986,083	0.10	3,473,583	0.11	357,000	1.00

Options exercisable, end of period	2,763,609	0.14	2,461,160	0.16	214,200	1.00

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

During the year ended July 31, 2011, the weighted fair value of the stock options in the amount of $1,283,897 at the time of grant was estimated using the Black-Scholes option pricing model with the following assumptions:

Weighted average share price at grant date	$0.39
Exercise price at grant date	$0.01
Dividend yield	-
Expected volatility	204%
Risk-free interest rate	2.70%
Expected life	8 years

The underlying expected volatility was determined by reference to historical data of the Company's share price over a period of 24 months.

The weighted average share price at the date of exercise for the year ended July 31, 2011 was $0.52.

The following table summarizes significant ranges of exercise prices of outstanding and exercisable options held by employees, officers and directors as of January 31, 2012:

	January 31, 2012			January 31, 2012
	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number of	remaining	exercise	Number of	remaining	exercise
	options	life (years)	price	options	life (years)	price
			(U.S. dollars)			(U.S. dollars)

U.S.$1.00	357,000	4.56	1.00	357,000	4.56	1.00
CDN.$0.01	3,629,083	5.52	0.01	2,406,609	5.52	0.01

	3,986,083	5.43	0.10	2,763,609	5.43	0.14

During the year ended July 31, 2011, 3,295,756 stock options were granted at an exercise price of U.S.0.01, in accordance with the 2010 Stock Incentive Plan, which was below the market price of the Company’s class “A” common shares at the time the stock options were granted. During the six months ended January 31, 2012, 692,500 stock options were granted, 180,000 were exercised and nil were forfeited or had expired.

Stock-based compensation expense included in selling, general and administrative expenses for the three-month and six-month periods ended January 31, 2012 and 2011 was $178,000 and $222,000, respectively, and $283,221 and $288,211, respectively.

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

b) Warrants

The following table summarizes information about the Company’s share warrants:

	January 31, 2012			July 31, 2011			August 1, 2010
		Weighted	Weighted		Weighted	Weighted		Weighted	Weighted
		average	average		average	average		average	average
	Number of	remaining	exercise	Number of	remaining	exercise	Number of	remaining	exercise
	warrants	life (years)	price	warrants	life (years)	price	warrants	life (years)	price
			(U.S. dollars)			(U.S. dollars)			(U.S. dollars)

Balance, beginning of year	1,857,147	2.04	0.50	1,899,715	1.40	0.61	1,967,061	1.30	0.65
Granted	500,000	2.58	0.50	1,071,432	2.63	0.50	785,715	3.00	0.50
Exercised	-	-	-	(613,000)	-	(0.01)	-	-	-
Expired	-	-	-	(501,000)	-	(0.70)	(853,061)	-	(0.60)
Forfeited	-	-	-	-	-	-	-	-	-

Balance, end of year	2,357,147	1.76	0.50	1,857,147	2.04	0.50	1,899,715	1.40	0.61

c) Share Awards

Under a Share Award Plan, the Company was eligible to grant class "A" common shares to its full-time employees up to a maximum of 1,000,000 class "A" common shares, at a value not to exceed the fair market value of the class "A" common shares at the time of grant and conditional upon a period of continued employment service with the Company by the employees.

The Share Award Plan is intended to promote the interests of the Company by (i) aiding the retention of employees and facilitating the recruitment of personnel by providing incentive compensation opportunities; and (ii) matching employees’ financial interests with those of the Company’s shareholders. The administrator of the Share Award Plan has the authority to determine the terms and conditions of each award granted. The Company granted 407,500 share awards on September 30, 2007 upon the one condition that the recipient remain employed with the Company for a period of 3 years. As at July 31, 2010, as a result of terminations and resignations, there remained 302,500 shares that may be issued, subject to continued employment by the employees until September 30, 2010, under the Share Award Plan. At September 30, 2010, as a result of terminations and resignations, there remained 277,500 shares that may be issued under the Share Award Plan. On December 17, 2010, in lieu of issuing common shares for such share awards, the Board of Directors issued 277,500 stock options from the 2010 Stock Incentive Plan.

The share award compensation expense included in selling, general and administrative expenses for the three-month and six-month periods ended January 31, 2012 and 2012 was nil and nil, respectively, and nil and nil, respectively.

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

10 - RESEARCH AND DEVELOPMENT COSTS

Research and development costs presented in the consolidated statements of operations and comprehensive loss have been determined as follows:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	January 31,	January 31,	January 31,	January 31,
	2012	2011	2012	2011

Research and development costs	$431,587	$360,955	$809,089	$775,462
Government assistance Investment tax credits (a)	(57,500)	(82,500)	(115,000)	(160,708)

	$374,087	$278,455	$694,089	$614,754

(a)

Tax credits include an additional amount related to an enhanced program for tax credits offered by the Province of Quebec (Canada) and which came into effect in the fourth quarter of fiscal 2008. The tax credits for the three-month and six-month periods ended January 31, 2012 and 2011 also include an accrual for benefits under the same enhanced program for tax credits relating to the years ended July 31, 2010 and 2009.

11 – SEGMENTED INFORMATION

For purposes of segmented information, the Company has identified one reportable business segment and four main geographic areas. The geographic areas of Canada, United States, Europe and Australia market the SAND/DNA product suite. The accounting policies of the Company are consistently applied in the geographic areas of Canada, United States, Europe and Australia. Sales for each geographic area are based on the location of the third party customers with customers in areas other than Canada, United States, Europe and Australia included in the geographic area where the sales invoice is initiated. All intercompany transactions between areas have been eliminated.

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

		United
	Canada	States	Europe	Australia	Total

Three months ended January 31, 2012
Revenue	$152,016	$71,543	$474,686	$-	$698,245
Current assets	4,735,253	77,520	711,571	101,342	5,625,686
Net capital assets	236,828	4,075	28,633	1,007	270,543

Three months ended January 31, 2011
Revenue	278,966	183,250	1,981,496	-	2,443,712
Current assets	894,767	305,705	2,956,731	-	4,157,203
Net capital assets	8,230	7,059	27,322	-	42,611

Six months ended January 31, 2012
Revenue	$330,412	$186,649	$959,564	$59,343	$1,535,968
Current assets	4,735,253	77,520	711,571	101,342	5,625,686
Net capital assets	236,828	4,075	28,633	1,007	270,543

Three months ended January 31, 2011
Revenue	571,631	295,814	3,545,046	-	4,412,491
Current assets	894,767	305,705	2,956,731	-	4,157,203
Net capital assets	8,230	7,059	27,322	-	42,611

12 – DISCONTINUED OPERATIONS

On October 4, 2011, the Company completed the sale of its SAP Information Lifecycle Management (ILM) Product Line to a third party for a consideration of U.S.$8,000,000. After deductions for earn-out milestones, customers’ consent holdback, an escrow amount relating to representations and warranties and other amounts, the Company received initial proceeds of U.S.$4,172,465. The Company collected an additional U.S.$1,450,000 during the three months ended January 31, 2012. The Company anticipates it will be able to meet all its obligations under the asset purchase agreement governing this transaction to collect the remaining amount due from the sale.

As a result of this transaction, the Company recorded, during the three month period ended October 31, 2011, a gain of $8,505,838 taking into account the full proceeds from the sale that are expected to be recovered, reduced by a small amount of capital assets transferred and legal and personnel expenses incurred. The Company will not have any income taxes to pay on this transaction as it has sufficient income tax loss carryforwards from prior years to offset the gain.

As a result of the sale of its SAP Information Lifecycle Management (ILM) Product Line, the Company has presented, for the three-month and six-month periods ended January 31, 2012, the net earnings from this business segment separately in the consolidated statement of operations. The net earnings are comprised of the revenues derived from and the direct costs associated with the business segment, as follows:

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	January 31,	January 31,	January 31,	January 31,
	2012	2011	2012	2011

Revenue	$-	$660,999	$237,383	$1,092,247
Direct costs	-	219,694	174,461	409,428
Earnings before income taxes	-	441,305	62,922	682,819
Income taxes	-	-	-	-

Net earnings and cashflow generated	$-	$441,305	$62,922	$682,819

13 – BRIDGE LOAN

On September 7, 2011, the Company completed a bridge loan in the amount of $1,000,000 from a group of investors. The bridge loan had a maturity date of November 30, 2011 with interest at 15% and warrants valued at $500,000 at a price of U.S.$0.50 per warrant expiring September 7, 2014. Interest was prepaid from the proceeds of the bridge loan. The bridge loan was repaid in its entirety at the maturity date of November 30, 2011.

14 - TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in Note 2a), this is the Company’s first year of consolidated financial statements being prepared in accordance with IFRS. Due to the mandate by the Canadian Institute of Chartered Accountants, the Company has adopted IFRS in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) with a transition date of August 1, 2010. The Company’s IFRS adoption date is August 1, 2011. The Company’s audited annual consolidated financial statements for the year ending July 31, 2012 will be the first audited annual consolidated financial statements that will be prepared in accordance with the requirements of International Financial Reporting Standards including the application of IFRS 1. Prior to the adoption of IFRS, the Company prepared its consolidated financial statements in accordance with Canadian GAAP.

The significant accounting policies described in Note 2 have been applied in preparing the unaudited interim condensed consolidated financial statements for the three-month and six-month periods ended January 31, 2012, the comparative information presented in these consolidated financial statements for the period ended January 31, 2011, the comparative information presented in these consolidated financial statements for the three-month and six-month periods ended January 31, 2011 and for the year ended July 31, 2011 and in the preparation of an opening IFRS consolidated balance sheet as at August 1, 2010.

In preparing the opening IFRS balance sheet as at August 1, 2010, the comparative information for the three-month and six-month periods ended January 31, 2011 and the comparative information for the year ended July 31, 2011, the Company adjusted amounts previously reported in the consolidated financial statements prepared in accordance with Canadian GAAP based on IFRS 1, elections and exceptions and IFRS policy choices. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position and financial performance and cash flows is set out in the following reconciliations and explanatory notes that accompany the reconciliations. Reconciliations of the consolidated balance sheets, consolidated statements of operations and comprehensive income (loss) and consolidated cash flows for the respective periods are contained in this Note.

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

IFRS 1 requires an entity to reconcile equity, net earnings and comprehensive income (loss) and cash flows from Canadian GAAP to IFRS for prior periods. The following represents the reconciliations for the respective periods noted for equity, net earnings and comprehensive income (loss) and cash flows.

IFRS 1 - FIRST-TIME ADOPTION OF IFRS

IFRS 1 requires retroactive application for all IFRS standards effective at the reporting date except for certain mandatory exceptions from retrospective application that are relevant to the Company, or optional exemptions from retrospective application that were elected by the Company. Accordingly, these interim condensed consolidated financial statements have been prepared based on the accounting policies described in Note 2. The applicable mandatory exceptions and optional exemptions from retrospective application are described in this section. The impact of these exceptions and exemptions and all other adjustments arising from IFRS policy choices and other requirements are described further below in section e), along with explanatory notes to the reconciliations of equity, net earnings and comprehensive income (loss) and balance sheet items in section f) below.

a)	Mandatory Exceptions

IFRS 1 prescribes mandatory exceptions to the retrospective application requirements of IFRS. The following mandatory exceptions apply to the Company:

i) Estimates

Estimates made in accordance with IFRS at transition date, and in the comparative period of the first audited annual IFRS financial statements, shall remain consistent with those determined under Canadian GAAP with adjustments made only to reflect any differences in accounting policies. Under IFRS 1, the use of hindsight is not permitted to adjust estimates made in the past under Canadian GAAP that were based on the information that was available at the time the estimate was determined. Any additional estimates that are required under IFRS, that were not required under CGAAP, are based on the information and conditions that exist at the transition date and in the comparative period of the first audited annual IFRS financial statements.

ii) De-recognition of Financial Assets and Financial Liabilities

Financial assets and liabilities that were de-recognized before August 1, 2010 pursuant to Canadian GAAP were not recognized under IFRS. The Company has early applied the change in IFRS 1 in this respect regarding the application date, as at August 1, 2010, of the exception.

b)	Optional Exemptions

In addition to the mandatory exceptions listed above, the Company has elected not to apply retroactively the following optional exemptions under IFRS 1.

i) IFRS 3 - Business Combinations

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

The Company has elected to not apply the requirements of IFRS 3 retrospectively to business combinations that occurred prior to the transition date. Under the business combinations exemption, the carrying amounts of the assets acquired and liabilities assumed under Canadian GAAP at the date of the acquisition became their deemed carrying amounts under IFRS at that date. Notwithstanding this exemption, the Company was required at the transition date, to evaluate whether the assets acquired and liabilities assumed meet the recognition criteria in the relevant IFRS, and whether there are any assets acquired or liabilities assumed that were not recognized under Canadian GAAP for which recognition would be required under IFRS. The requirements of IFRS were then applied to the assets acquired and liabilities assumed from the date of acquisition to the transition date.

ii) IAS 23 - Borrowing Costs
The Company has elected not to apply the requirements of IAS 23 retrospectively and will eliminate all previously capitalized interest costs as at the transition date through opening retained earnings. The Company will capitalize borrowing costs for qualifying assets for which the commencement date for capitalization is on or after the transition date.

c)	Retroactive Applications

i) Stock-Based Compensation

The Company has chosen not to apply IFRS 2, Share-based Payment, retrospectively to options granted on or before November 7, 2002 or granted after November 7, 2002 and vested before the date of transition to IFRS.

d)	Changes in Presentation

i) Consolidated Cash Flow Statement

Under pre-change accounting standards, interest paid and received were presented through the notes. Under IFRS, interests are allocated to investing and financing activities where they can be identified with transactions within those categories. There are no other material adjustments to the consolidated statement of cash flows. The components of cash and cash equivalents under pre-change accounting standards are similar to those presented under IFRS.

e)	Reconciliations between Canadian GAAP and IFRS

A reconciliation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set in the following tables and the notes that accompany the tables.

i) Shareholders’ deficiency
In preparing its opening IFRS statement of financial position, The Company has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian GAAP. The effects of the conversion which were netted against shareholders’ equity are as follows:

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

		July 31,	January 31,	August 1,
	Note	2011	2010	2010

Shareholders' Deficiency in accordance with Canadian GAAP -		$(2,894,831)	$(2,460,399)	$(2,450,664)
Adjustments:
Stock-based compensation (Deficit)		176,964	55,653	10,005
Stock-based compensation (Contributed surplus)	14 f)	(176,964)	(55,653)	(10,005)

Shareholders' Deficiency in accordance with IFRS		(2,894,831)	(2,460,399)	(2,450,664)

ii) Reconciliation of the Balance Sheet under Canadian GAAP to IFRS as at August 1, 2010

		Previous	Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

ASSETS
Current Assets
Cash		$579,270	$-	$579,270
Accounts receivable		739,144	-	739,144
Research and development tax credits receivable		660,000	-	660,000
Prepaid expenses		74,541	-	74,541
		2,052,955	-	2,052,955

Capital assets, net		64,488	-	64,488

		2,117,443	-	2,117,443

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		984,149	-	984,149
Deferred revenue		1,135,814	-	1,135,814
Deferred lease inducements		19,558	-	19,558
Due to shareholders		896,369	-	896,369
		3,035,890	-	3,035,890

Deferred revenue		106,124	-	106,124
Due to shareholders		977,784	-	977,784
Convertible debentures		448,309	-	448,309
		4,568,107	-	4,568,107

SHAREHOLDERS' DEFICIENCY
Share capital		38,976,108	-	38,976,108
Equity component of convertible debentures (Note 8)		446,027	-	446,027
Contributed surplus	14 f )	1,053,897	10,005	1,063,902
Deficit	14 f )	(42,926,696)	(10,005)	(42,936,701)
		(2,450,664)	-	(2,450,664)

		$2,117,443	$-	$2,117,443

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

iii)Reconciliation of the Balance Sheet under Canadian GAAP to IFRS as at July 31, 2011

		Previous	Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

ASSETS
Current Assets
Cash		$810,745	$-	$810,745
Accounts receivable		541,959	-	541,959
Research and development tax credits receivable		663,857	-	663,857
Prepaid expenses		117,305	-	117,305
		2,133,866	-	2,133,866

Capital assets, net		81,361	-	81,361

		2,215,227	-	2,215,227

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		776,623	-	776,623
Deferred revenue		1,179,652	-	1,179,652
Deferred lease inducements		-	-	-
Due to shareholders		1,425,945	-	1,425,945
		3,382,220	-	3,382,220

Deferred revenue		696,275	-	696,275
Due to shareholders		488,892	-	488,892
Convertible debentures		542,671	-	542,671
		5,110,058	-	5,110,058

SHAREHOLDERS' DEFICIENCY
Share capital		39,706,665	-	39,706,665
Equity component of convertible debentures (Note 8)		446,027	-	446,027
Contributed surplus	14 f )	1,991,642	176,964	2,168,606
Deficit	14 f )	(45,039,165)	(176,964)	(45,216,129)
		(2,894,831)	-	(2,894,831)

		$2,215,227	$-	$2,215,227

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

iv) Reconciliation of the Statement of Comprehensive Loss under Canadian GAAP to IFRS for the year ended July 31, 2011

		Previous	Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

Revenue		$4,633,693	$-	$4,633,693

Cost of sales and product support		1,092,995	-	1,092,995

Gross profit		3,540,698	-	3,540,698

Operating expenses
Research and development costs, net		1,223,963	-	1,223,963
Sellling, general and administrative	14 f )	5,440,109	166,959	5,607,068
		6,664,072	166,959	6,831,031

Operating loss		(3,123,374)	(166,959)	(3,290,333)

Foreign exchange loss		72,146	-	72,146
Interest expense		370,313	-	370,313
		442,459	-	442,459

Loss from continuing operations		(3,565,833)	(166,959)	(3,732,792)
Gain on sale of discontinued operations		-	-	-
Earnings from discontinued operations		1,453,364	-	1,453,364

Net loss and comprehensive loss		$(2,112,469)	$(166,959)	$(2,279,428)

Basic and diluted loss per share		$(0.12)	$(0.01)	$(0.13)
From continuing operations		$(0.21)	$(0.01)	$(0.22)
From discontinued operations		$0.09	$-	$0.09

Basic and diluted weighted average number of common shares		17,009,173	17,009,173	17,009,173

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

v) Reconciliation of the Balance Sheet under Canadian GAAP to IFRS as at January 31, 2011

		Previous	Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

ASSETS
Current Assets
Cash		$237,676	$-	$237,676
Accounts receivable		3,297,896	-	3,297,896
Research and development tax credits receivable		498,857	-	498,857
Prepaid expenses		122,775	-	122,775
		4,157,204	-	4,157,204

Capital assets, net		42,611	-	42,611

		4,199,815	-	4,199,815

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		1,735,948	-	1,735,948
Deferred revenue		1,863,498	-	1,863,498
Deferred lease inducements		4,890	-	4,890
Due to shareholders		1,092,695	-	1,092,695
		4,697,031	-	4,697,031

Deferred revenue		85,088	-	85,088
Due to shareholders		977,784	-	977,784
Convertible debentures		491,353	-	491,353
		6,251,256	-	6,251,256

SHAREHOLDERS' DEFICIENCY
Share capital		38,976,108	-	38,976,108
Equity component of convertible debentures (Note 8)		446,027	-	446,027
Contributed surplus	14 f )	1,352,113	45,648	1,397,761
Deficit	14 f )	(42,825,689)	(45,648)	(42,871,337)
		(2,051,441)	-	(2,051,441)

		$4,199,815	$-	$4,199,815

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

vi) Reconciliation of the Statement of Comprehensive Loss under Canadian GAAP to IFRS for the three months ended January 31, 2011

		Previous	Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

Revenue		$1,782,713	$-	$1,782,713

Cost of sales and product support		235,861	-	235,861

Gross profit		1,546,852	-	1,546,852

Operating expenses
Research and development costs, net		278,455	-	278,455
Sellling, general and administrative	14 f )	1,515,071	55,653	1,570,724
		1,793,526	55,653	1,849,179

Operating loss		(246,674)	(55,653)	(302,327)

Foreign exchange loss		(32,860)	-	(32,860)
Interest expense		91,749	-	91,749
		58,889	-	58,889

Loss from continuing operations		(305,563)	(55,653)	(361,216)
Gain on sale of discontinued operations		-	-	-
Earnings from discontinued operations, net of tax		441,305	-	441,305

Net loss and comprehensive loss		$135,742	$(55,653)	$80,089

Basic and diluted loss per share		$0.01	$(0.00)	$0.01
From continuing operations		$(0.02)	$(0.00)	$(0.02)
From discontinued operations		$0.03	$-	$0.03

Basic and diluted weighted average number of common shares		15,889,620	15,889,620	15,889,620

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

vii) Reconciliation of the Statement of Comprehensive Loss under Canadian GAAP to IFRS for the six months ended January 31, 2011

		Previous	Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

Revenue		$3,320,244	$-	$3,320,244

Cost of sales and product support		519,770	-	519,770

Gross profit		2,800,474	-	2,800,474

Operating expenses
Research and development costs, net		614,754	-	614,754
Sellling, general and administrative	14 f )	2,562,610	45,648	2,608,258
		3,177,364	45,648	3,223,012

Operating loss		(376,890)	(45,648)	(422,538)

Foreign exchange loss		22,713	-	22,713
Interest expense		182,209	-	182,209
		204,922	-	204,922

Loss from continuing operations		(581,812)	(45,648)	(627,460)
Gain on sale of discontinued operations		-	-	-
Earnings from discontinued operations, net of tax		682,819	-	682,819

Net loss and comprehensive loss		$101,007	$(45,648)	$55,359

Basic and diluted loss per share		$0.01	$(0.00)	$0.00
From continuing operations		$(0.04)	$(0.00)	$(0.04)
From discontinued operations		$0.04	$-	$0.04

Basic and diluted weighted average number of common shares		15,889,620	15,889,620	15,889,620

SAND Technology Inc.
Notes to Consolidated Financial Statements
January 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)
(Unaudited)

f) Explanatory Notes - Reconciliations between Canadian GAAP and IFRS

Under Canadian GAAP, the entity can consider the entire award as a group, determine the fair value using the average term of the instruments and then recognize the compensation expense on a straight-line basis over the vesting period. Additionally, under Canadian GAAP, forfeitures must be recognized as they occur.

Pursuant to IFRS 2, each portion of an award with graded vesting options must be considered as a separate award with its own vesting date and fair value and must be recognized on that basis. Additionally, under IFRS, entities are required to estimate awards that are expected to vest and to revise that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial estimates.

The impact on the Company’s transition to IFRS is to increase contributed surplus by $10,005 and increase the accumulated deficit by the same amount as at August 1, 2010 and decrease Selling, general and administrative expenses by $10,005 for the period ended October 31, 2010 and decrease contributed surplus by the same amount, and increase Selling, general and administrative expenses by $166,959 for the year ended July 31, 2011 and increase contributed surplus by the same amount.

15 – COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.